Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in United States dollars)

CRH MEDICAL CORPORATION

(Unaudited)

Three months ended March 31, 2017 and 2016

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Balance Sheets

(Unaudited)

(Expressed in United States dollars)

As at March 31, 2017 and December 31, 2016

	Notes	March 31, 2017	December 31, 2016

Assets

Current assets:
Cash and cash equivalents		$9,232,240	$9,507,004
Trade and other receivables		9,611,637	9,836,739
Current tax assets		1,537,103	1,551,140
Prepaid expenses and deposits		745,480	550,811
Inventories		410,752	300,760
Derivative asset	8	1,439,538	-
		22,976,750	21,746,454

Non-current assets:
Property and equipment		315,510	324,198
Intangible assets	4	142,305,359	133,667,311
Derivative asset		-	1,261,298
Deferred tax assets		7,177,935	6,539,621
		149,798,804	141,792,428

Total assets		$172,775,554	$163,538,882

Liabilities

Current liabilities:
Trade and other payables		$3,232,985	$3,229,685
Employee benefits		312,729	226,874
Current tax liabilities		116,642	2,067,671
Notes payable and bank indebtedness	9	8,541,787	5,791,787
Deferred consideration		781,163	773,134
Short term advances	4	71,819	-
Member loan	4	60,000	-
		13,117,125	12,089,151

Non-current liabilities:
Deferred consideration		3,162,064	3,133,694
Notes payable	9	39,798,640	38,138,774
Earn-out obligation	12	13,287,168	13,149,130
Deferred tax liability		144,687	101,846
		56,392,559	54,523,444

Equity
Share capital	10	53,734,537	52,706,484
Contributed surplus		6,966,671	7,142,964
Accumulated other comprehensive loss		(66,772)	(66,772)
Retained earnings		2,275,011	733,155
Total equity attributable to shareholders of the Company		62,909,447	60,515,831
Non-controlling interest		40,356,423	36,410,456
Total equity		103,265,870	96,926,287

Total liabilities and equity		$172,775,554	$163,538,882

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

(signed) “Edward Wright”	Director	(signed) “Anthony Holler”	Director
Edward Wright		Anthony Holler

1

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(Unaudited)

(Expressed in United States dollars, except share and per share amounts)

Three months ended March 31, 2017 and 2016

		Three months ended
	Notes	March 31, 2017	March 31, 2016

Revenue:
Anesthesia services	13	$19,762,432	$11,436,741
Product sales	13	2,776,315	2,400,110
		22,538,747	13,836,851

Expenses:
Anesthesia services expense	5	14,803,271	7,878,632
Product sales expense	6	1,159,959	1,082,738
Corporate expense	7	1,629,915	929,432
		17,593,145	9,890,802

Operating income		4,945,602	3,946,049

Net finance income	11	(89,638)	(1,517,844)
Net finance expense	11	1,335,853	1,228,529

Income before tax		3,699,387	4,235,364

Income tax expense		397,269	1,204,879

Net and comprehensive income		$3,302,118	$3,030,485

Attributable to:
Shareholders of the Company		$1,541,856	$2,955,548
Non-controlling interest		1,760,262	74,937
		$3,302,118	$3,030,485

Earnings per share attributable to shareholders
Basic	10(d)	$0.021	$0.041
Diluted	10(d)	$0.020	$0.040

Weighted average shares outstanding:
Basic		72,925,319	71,249,783
Diluted		75,702,637	73,988,230

See accompanying notes to condensed consolidated interim financial statements.

2

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

(Expressed in United States dollars, except for number of shares)

Three months ended March 31, 2017 and 2016

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Non-controlling interest	Total equity

Balance as at January 1, 2016	71,206,547	$51,066,044	$6,556,951	$(66,772)	$(9,831,078)	$9,249,220	$56,974,365

Total net and comprehensive income for the period	-	-	-	-	2,955,548	74,937	3,030,485

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	-	-	263,735	-	-	-	263,735

Common shares purchased on exercise of options	96,250	127,229	(74,084)	-	-	-	53,145

Exercise of broker warrants (note 10)	46,851	169,430	(48,335)	-	-	-	121,095

Distribution to non-controlling interest	-	-	-	-	-	(637,000)	(637,000)

Balance as at March 31, 2016	71,349,648	$51,362,703	$6,698,267	$(66,772)	$(6,875,530)	$8,687,157	$59,805,825

Balance as at January 1, 2017	72,745,939	52,706,484	7,142,964	(66,772)	733,155	36,410,456	96,926,287

Total net and comprehensive income for the period	-	-	-	-	1,541,856	1,760,262	3,302,118

Transactions with owners, recorded directly in equity:

Stock based compensation expense	-	-	906,374	-	-	-	906,374

Common shares purchased on exercise of options	60,000	21,815	(9,408)	-	-	-	12,407

Common shares issued on vesting of share units	1,113,549	1,006,238	(1,073,259)	-	-	-	(67,021)

Distribution to non-controlling interest	-	-	-	-	-	(4,011,581)	(4,011,581)

Acquisition of non-controlling interest (note 4)	-	-	-	-	-	6,197,286	6,197,286

Balance as at March 31, 2017	73,919,488	$53,734,537	$6,966,671	$(66,772)	$2,275,011	$40,356,423	$103,265,870

See accompanying notes to condensed consolidated interim financial statements.

3

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

Three month periods ended March 31, 2017 and 2016

		Three months ended
	Notes	March 31, 2017	March 31, 2016
Cash provided by (used in)

Operating activities:
Net and comprehensive income		$3,302,118	$3,030,485
Adjustments for:
Depreciation and amortization of property, equipment and intangibles		5,068,951	2,490,587
Stock based compensation expense		906,374	263,735
Unrealized foreign exchange (gain)		(88,969)	(1,528,218)
Finance expense		1,335,853	1,228,529
Income tax expense		397,269	1,204,879
Operating activity before changes in operating assets and liabilities		10,921,596	6,689,997
Taxes paid		(2,940,171)	(1,158,109)
Change in trade and other receivables		225,102	796,146
Change in prepaid expenses and deposits		(194,669)	25,413
Change in inventories		(109,992)	(1,270)
Change in trade and other payables		3,300	(840,162)
Change in employee benefits		85,855	12,807
Cash provided by operating activities		7,991,021	5,524,822

Financing activities
Proceeds on member loan	4	60,000	-
Proceeds on working capital advance	4	71,819	-
Repayment of loan		-	(166,194)
Proceeds on bank indebtedness	9	4,000,000	-
Repayment of notes payable and bank indebtedness		-	(1,000,000)
Repayment of notes payable and bank indebtedness interest		(829,834)	(683,136)
Distribution to non-controlling interest		(4,011,581)	(637,000)
Proceeds from the exercise of broker warrants		-	121,095
Proceeds from the issuance of shares relating to stock based compensation		(54,614)	53,145
Cash provided by (used in) financing activities		(764,210)	(2,312,090)

Investing activities
Acquisition of property and equipment		(9,415)	(94,031)
Acquisition of anesthesia services provider	4	(7,491,610)	-
Cash used in investing activities		(7,501,025)	(94,031)

Effects of foreign exchange on cash and cash equivalents		(550)	6,211

Increase (decrease) in cash and cash equivalents		(274,764)	3,124,912

Cash and cash equivalents, beginning of period		9,507,004	3,572,344

Cash and cash equivalents, end of period		$9,232,240	$6,697,256

See accompanying notes to condensed consolidated interim financial statements.

4

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

1.    Reporting entity:

CRH Medical Corporation (“CRH” or “the Company”) was incorporated on April 21, 2001 and is incorporated under the Business Corporations Act (British Columbia). The Company provides anesthesiology services to gastroenterologists in the United States through its subsidiaries and also specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.

CRH principally operates in the United States and is headquartered from its registered offices located at Unit 578, 999 Canada Place, Vancouver, British Columbia, Canada.

2.    Basis of preparation:

(a)   Statement of compliance:

These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2016. In management’s opinion, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 26, 2017.

(b)   Basis of measurement:

The Company’s condensed consolidated interim financial statements have been prepared on a going concern and historical cost basis except for certain financial instruments which are recorded at fair value.

(c)   Functional and presentation currency:

These condensed consolidated interim financial statements are presented in United States dollars, which is the Company’s presentational currency. The functional currency of the Company’s parent company and subsidiaries is the United States dollar.

5

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

2.    Basis of preparation (continued):

(d)   Use of estimates, assumptions and judgments:

The preparation of the Company’s condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units, estimates supporting reported anesthesia revenues, the recoverability of trade receivables, the valuation of certain long term liabilities, determining the fair value of derivative assets, the valuation of certain long term liabilities, including liabilities relating to contingent and deferred consideration, the vesting term for share units with market and performance based performance targets, the valuation of acquired intangibles, the valuation of deferred tax assets and the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments. In conjunction with the Company’s business acquisitions, these judgments also include the Company’s determination of control for the purposes of consolidation and the Company’s definition of a business.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

3.    Significant accounting policies:

These condensed consolidated interim financial statements have been prepared using the significant accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2016 annual consolidated financial statements.

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. Amendments, standards and interpretations that are issued but not yet effective are described in the Company’s annual financial statements for the period ended December 31, 2016.

6

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

4.    Business combinations:

During the first quarter of 2017, the Company completed two business combinations. All business combinations completed during the period have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
DDAB, LLC (“DDAB”)	February 2017	$4,089,791
Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”)	March 2017	$3,401,819

The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements from the date of acquisition.

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date. Certain of the estimates of fair value, most notably the professional services agreements, are preliminary and may be subject to further adjustments.

	DDAB	OGAA	Total
Cash, being purchase consideration	$4,089,791	$3,401,819	$7,491,610
Non-controlling interest	3,929,407	2,267,879	6,197,286
	$8,019,198	$5,669,698	$13,688,896

Assets and liabilities acquired:
Exclusive professional services agreements	8,019,198	$5,669,698	$13,688,896
Pre-close trade receivables	525,000	-	525,000
Pre-close trade payables	(525,000)	-	(525,000)
Fair value of net identifiable assets and liabilities acquired	$8,019,198	$5,669,698	$13,688,896

Exclusive professional services agreements - amortization term	4.5 years	5 years
Acquisition costs expensed			$126,881

The value of the acquired intangible assets, being exclusive professional services agreements, have been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services. The amortization terms for the agreements are based upon contractual terms within the acquisition agreements.

7

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

4.    Business combinations (continued):

DDAB

In February 2017, a subsidiary of the Company entered into a membership interest purchase agreement to acquire 51% of the ownership interest in DDAB, LLC (“DDAB”), an anesthesia services provider in Georgia. The estimated purchase price under the agreement was $4,089,791 and was paid via cash. The purchase price may be adjusted seven months following the acquisition date for actual cash collections in the months up to purchase. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of DDAB which governs the operation of the acquired business. As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of DDAB and, as a result, 100% of the financial results of DDAB have been included in the Company’s consolidated financial statements from the date of acquisition, being February 1, 2017. The non-controlling interest of $3,929,407 was determined based on 49% of the fair value of DDAB’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, the non-controlling interest shareholder of DDAB has provided a working capital advance to DDAB totaling $71,819 at March 31, 2017.

OGAA

In March 2017, a subsidiary of the Company entered into a membership interest purchase agreement to acquire 60% of the ownership interest in Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”), an anesthesia services provider in Florida. The total purchase price under the agreement was $3,401,819 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of OGAA which governs the operation of the acquired entity. As a result of the 60% ownership interest acquired and the operating agreement, the Company has acquired control of OGAA and, as a result, 100% of the financial results of OGAA have been included in the Company’s consolidated financial statements from the date of acquisition, being March 15, 2017. The non-controlling interest of $2,267,879 was determined based on 40% of the fair value of OGAA’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $90,000 and $60,000, respectively. The terms of the loans are such that they will be repaid first, prior to any future distributions and are non-interest bearing.

In the three months ended March 31, 2017, the above noted acquisitions contributed revenue and net earnings before tax as follows:

8

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

4.    Business combinations (continued):

	Three months ended March 31, 2017
	DDAB	OGAA	Total

Revenue	$567,687	$106,448	$674,135
Net earnings before tax	$16,555	$14,820	$31,375
Amortization	$297,007	$47,247	$344,254

The following unaudited supplemental pro forma financial information presents information as if the acquisitions had been completed on January 1, 2017. The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of fiscal 2017. The pro forma financial information (unaudited) presented includes amortization charges for acquired intangible assets based on the values assigned in the purchase price allocation. Were the acquisitions completed on January 1, 2017, revenue for the Company would have been approximately $23.4 million and net income before tax would have been approximately $3.8 million.

	Three months ended March 31, 2017
Pro Forma Information (unaudited)
	DDAB	OGAA	Total
Revenue	$851,531	$638,688	$1,490,219
Net earnings before tax	$24,833	$88,920	$113,753
Amortization	$450,511	$283,485	$733,996

During the year ended December 31, 2016, the Company completed three business combinations. All business combinations completed during the year have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
Austin Gastroenterology Anesthesia Associates, PLLC (“AGAA”)	May 2016	$16,821,896
Community Anesthesia, PLLC (“Community”)	June 2016	$13,636,639
Arapahoe Gastroenterology Anesthesia Associates, LLC (“Arapahoe”)	June 2016	$ 3,700,000

The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements from the date of acquisition.

9

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

4.    Business combinations (continued):

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date. Certain of the estimates of fair value, most notably the professional services agreements, are preliminary and may be subject to further adjustments.

	AGAA	Community	Arapahoe	Total
Cash	$13,000,000	$13,636,639	$3,700,000	$30,336,639
Deferred consideration	3,821,895	-	-	3,821,895
Purchase consideration	16,821,895	13,636,639	3,700,000	34,158,534
Non-controlling interest	16,162,214	7,342,806	3,554,902	27,059,922
	$32,984,109	$20,979,445	$7,254,902	$61,218,456

Assets and liabilities acquired:
Exclusive professional services agreements	32,984,109	20,979,445	$7,254,902	$61,218,456
Pre-close trade receivables	-	917,998	-	917,998
Pre-close trade payables	-	(917,998)	-	(917,998)
Fair value of net identifiable assets and liabilities acquired	$32,984,109	$20,979,445	$7,254,902	$61,218,456

Exclusive professional services agreements - amortization term	10 years	5 years	5 years
Acquisition costs expensed in relation to above acquisitions				$348,251

As a result of the above business combinations completed in 2016, the Company recognized intangible assets totaling $61,218,456 during the year ended December 31, 2016, along with non-controlling interest of $27,059,922.

5.   Anesthesia services expense:

For the three month periods ended March 31:

	Three months ended
	March 31, 2017	March 31, 2016

Employee related	$6,389,420	$3,400,868
Depreciation and amortization	5,057,576	2,477,173
Bad debt expense	1,170,096	652,606
Office related	1,512,519	980,371
Acquisition expense	126,881	61,850
Medical supplies	172,682	164,169
Stock based compensation	149,391	16,763
Professional fees	102,609	85,072
Travel and entertainment	65,420	26,653
Insurance	56,677	13,107

	$14,803,271	$7,878,632

10

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

6.   Product sales expense:

For the three month periods ended March 31:

	Three months ended
	March 31, 2017	March 31, 2016

Employee related	$413,912	$358,522
Product cost and support	479,171	486,490
Professional fees	83,198	73,690
Office related	61,485	60,398
Stock based compensation	110,459	83,880
Insurance	5,106	13,721
Depreciation and amortization	12,521	624
Foreign exchange	(5,893)	5,413

	$1,159,959	$1,082,738

7.   Corporate expense:

For the three month periods ended March 31:

	Three months ended
	March 31, 2017	March 31, 2016

Employee related	$441,785	$323,331
Professional expenses	247,115	153,233
Corporate	100,841	109,646
Stock based compensation	646,524	163,092
Travel and entertainment	50,791	56,097
Office related	44,438	41,733
Insurance	75,132	60,962
Depreciation and amortization	(1,146)	12,790
Foreign exchange	24,435	8,548

	$1,629,915	$929,432

11

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

8.   Derivative asset:

On January 21, 2016, the Company entered into a cross currency swap with the Bank of Nova Scotia (“Scotia”) to lock in the Canadian dollar to U.S. dollar foreign exchange rate on its Canadian dollar denominated Crown Note at 1.448. Under the cross currency swap, Scotia is committed to payments on the principal amount of the Crown Note of CAD$22,500,000 at a rate of 12% while the Company is committed to payments on the principal amount of the Crown Note of $15,538,674 at 13.17%. Interest rate payments are calculated quarterly with payment due on the last business day of each quarter.

The Company accounts for the cross currency swap as a derivative financial instrument at fair value through profit or loss and has recorded the fair value of the instrument on the balance sheet at March 31, 2017 with changes in the fair value of the instrument recorded through earnings in the period of $178,240. The cross currency swap agreement matures on January 31, 2018.

9.   Notes payable:

March 31, 2017	Crown Note	Scotia Facility	Total
Current portion	$-	8,541,787	$8,541,787
Non-current portion	15,565,991	24,232,649	39,798,640
Total loans and borrowings	$15,565,991	32,774,436	$48,340,427

December 31, 2016	Crown Note	Scotia Facility	Total
Current portion	$-	5,791,787	$5,791,787
Non-current portion	15,208,256	22,930,518	38,138,774
Total loans and borrowings	$15,208,256	28,722,305	$43,930,561

Norrep Credit Opportunities Fund II, LP (“Crown Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP. At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000). The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company’s obligations under its senior credit agreement (see Scotia Facility). Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018. In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note. The Crown note is subordinate to the Scotia Facility. The note is classified as an other financial liability and recorded at amortized cost.

On June 15, 2016, the Company amended the Crown Note to accommodate an increase to the Scotia Facility as well as amended the financial covenants under the agreement to align with the Scotia Facility. The Company paid $174,060 (CAD$225,000) in fees to Crown in respect of the amendment.

12

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

9.   Notes payable (continued):

The Bank of Nova Scotia (“Scotia Facility”)

On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia. The facility, which has a maturity date of April 30, 2018, provided financing of up to $33,000,000. On June 15, 2016, the Company amended the Scotia Facility to provide financing of up to $55,000,000. In conjunction with this amendment, the Company paid $390,400 in fees to the Bank of Nova Scotia and legal counsel. As at March 31, 2017, the Company had drawn $33,000,000 on the amended Facility (December 31, 2016 - $29,000,000). The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning March 31, 2016 based upon the outstanding balance of the Facility. The Facility is a revolving credit facility which the Company may terminate at any time without penalty. The credit facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers’ acceptance rates plus an applicable margin. At March 31, 2017, the interest rate on the facility was LIBOR plus 2.75%. The Facility is secured by the assets of the Company. The Company is required to maintain the following financial covenants in respect of the Facility for the quarter-ended March 31, 2017:

Financial Covenant	Required Ratio
Senior debt to EBITDA ratio	2.25:1.00
Total funded debt ratio	3.00:1.00
Fixed charge coverage ratio	1.30:1.00

The Company is in compliance with the above covenants as at March 31, 2017.

The consolidated minimum loan payments (principal) for all loan agreements and in the future are as follows:

Minimum Principal
At March 31, 2017
Not later than one year	$8,750,000
Between one and five years	$39,788,500
$48,538,500

13

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

10.  Share capital:

(a)   Issued and outstanding - common shares:

Other than in connection with shares issued in respect of the Company’s share unit and share option plans, there were no share transactions in the quarter ended March 31, 2017.

On March 29, 2016, the Company issued 46,851 common shares on the exercise of 46,851 broker warrants issued in connection with the Company’s bought deal equity offering on March 25, 2015. Gross proceeds on exercise were $121,095 (CAD$159,293) and the fair value of the instruments exercised was $48,335 (CAD$60,502).

(b)   Share unit plan:

In June 2014, the shareholders of the Company approved a Share Unit Plan. Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the plan, the Company will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. Each share unit awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the share unit vesting criteria. The vesting of share units is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. Once the share units vest, the participant is entitled to receive the equivalent number of underlying common shares.

A summary of the status of the plan as of March 31, 2017 and 2016 is as follows:

	Time based share units	Performance based share units

Outstanding, January, 2016	509,000	1,000,000

Issued	-	-
Vested	-	-
Forfeited	(15,000)	-
Expired	-	-

Outstanding, March 31, 2016	494,000	1,000,000

Outstanding, January 1, 2017	1,068,000	2,350,000

Issued	-	-
Vested	(123,000)	(1,000,000)
Forfeited	(20,000)	-
Expired	-	-

Outstanding, March 31, 2017	925,000	1,350,000

14

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

10.  Share capital (continued):-

(b)    Share unit plan (continued):

During the quarter ended March 31, 2017, 1,000,000 of those units which vested upon the Company meeting certain market based performance targets vested. Upon vesting, the Company issued 1,000,000 common shares. The Company also issued net shares of 113,549 in respect of 123,000 time based share units which vested during the quarter.

During the quarter ended March 31, 2017, the Company recognized $897,996 (2016 - $231,399), in compensation expense in relation to the granting and vesting of share units.

(c)   Stock option plan:

During the quarter ended March 31, 2017, the Company recognized $8,378 (2016 - $32,336) in compensation expense in relation to the granting and vesting of stock options.

(d)   Earnings per share:

The calculation of basic earnings per share for the three months ended March 31, 2017 and 2016 is as follows:

	Three months ended March 31
	2017			2016
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted average number of common shares outstanding	Per share amount

Net earnings attributable to shareholders:

Earnings per common share:
Basic	$1,541,856	72,925,319	$0.021	$2,955,548	71,249,783	$0.041
Share options		1,468,131			2,440,608
Share units		1,309,187			198,176
Broker warrants		-			99,663

Diluted	$1,541,856	75,702,637	$0.020	$2,955,548	73,988,230	$0.040

For the three months ended March 31, 2017, 112,173 options (2016 - 483,496) and 1,914,602 share units (2016 - 1,300,439) were excluded from the diluted weighted average number of common shares calculation.

15

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

11.  Net finance expense

Recognized in earnings in the three month periods ended March 31:

	Three months ended
	March 31, 2017	March 31, 2016
Finance income:
Foreign exchange gain	$(89,638)	$(1,517,844)
Total finance income	$(89,638)	$(1,517,844)

Finance expense:
Interest and accretion expense on borrowings	$1,086,675	$865,273
Accretion expense on earn-out obligation and deferred consideration	159,574	135,555
Amortization of deferred financing fees	74,274	48,597
Net change in fair value of financial liabilities at fair value through earnings	14,863	179,104
Other	467	-
Total finance expense	$1,335,853	$1,228,529
Net finance (income) expense	$1,246,215	$(289,315)

12. Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, employee benefit obligations, short term advances, loans, notes payable and bank indebtedness, deferred consideration and the Company’s earn-out obligation. The fair values of these financial instruments, except the derivative asset, certain of the notes payable balances, the deferred consideration and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation and derivate asset are classified as financial instruments recorded at fair value through earnings. For all other balances, the fair value of these financial instruments approximates carrying value; the Scotia Facility is a floating rate instrument and due to the subordinate nature of the Crown Note, management has assessed that the carrying value of this fixed rate instrument reflects fair value.

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).
16

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

12. Financial instruments (continued):

The Company’s derivative asset is carried at fair value as disclosed in note 8. The fair value of the derivative asset is determined using models to estimate the present value of expected future cash flows. The derivative asset is considered a Level 2 instrument because, while observable inputs are available, they are not quoted in an active market.

The Company’s earn-out obligation is measured at fair value on a recurring basis using significant unobservable inputs (Level 3). The Earn-Out Obligation relates to the GAA acquisition in 2014. The total purchase price under the acquisition included an additional $14,655,000 payable within 4.5 years after closing based on the achievement of certain financial performance targets of GAA.  As at March 31, 2017, the Company had estimated that potential payments in respect of the earn-out obligation will range from $11,981,000 to $14,655,000. The Company has used a probability weighted valuation technique in calculating the fair value of the earn-out obligation. This valuation technique included inputs relating to estimated cash outflows under the arrangement and the use of a discount rate appropriate to the Company. The Company evaluates the inputs into the probability weighted valuation technique at each reporting period. During the three months ended March 31, 2017, the Company revised its assumptions underlying the discount rate used in the calculation of the fair value of the earn-out obligation to account for changes in the underlying credit risk of the Company. The downward adjustment of the discount rate from 3.80% at December 31, 2016 to 3.73% at March 31, 2017 resulted in an increase of $14,863 to the fair value of the earn-out obligation. The impact of this adjustment was recorded through finance expense in the period with $14,863 recorded in the three months ended March 31, 2017.

The fair value measurements are sensitive to the discount rate used in calculating the fair values. A 1% increase in the discount rate would reduce the fair value of the earn-out obligation by $209,789. During the three months ended March 31, 2017, the Company recorded accretion expense of $123,175 in relation to this liability, reflecting the change in fair value of the liabilities that is attributable to credit risk.

Reconciliation of level 3 fair values:

Earn-out Obligation
Balance as at January 1, 2017	$13,149,130
Recorded in finance expense:
Accretion expense	123,175
Fair value adjustment	14,863
Balance as at March 31, 2017	$13,287,168

17

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

13.  Segmented information:

The Company operates in two industry segments: the sale of medical products and the provision of anesthesia services. The revenues relating to geographic segments based on customer location, in United States dollars, for the three months ended March 31, 2017 and 2016 are as follows:

	Three months ended
Revenue:	March 31, 2017	March 31, 2016
Canada and other	$61,196	$59,823
United States	22,477,551	13,777,028
Total	$22,538,747	$13,836,851

The Company’s property and equipment, intangible assets and other assets are located in the following geographic regions as at March 31, 2017 and December 31, 2016:

	2017	2016
Property and equipment:
Canada	$301,136	$316,145
United States	14,374	8,053
Total	$315,510	$324,198
Intangible assets:
Canada	$37,062	$31,934
United States	142,268,297	133,635,377
Total	$142,305,359	$133,667,311
Other assets:
Canada	$1,439,358	$1,261,298
United States	-	-
Total	$1,439,358	$1,261,298

18

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three months ended March 31, 2017 and 2016

13.  Segmented information (continued):

The financial measures reviewed by the Company’s Chief Operating Decision Maker are presented below for the three month periods ended March 31, 2017 and 2016. The Company does not allocate expenses related to corporate activities. These expenses are presented within “Other” to allow for reconciliation to reported measures.

	Three months ended March 31, 2017
	Anesthesia services	Product sales	Other	Total
Revenue	$19,762,432	$2,776,315	$-	$22,538,747
Operating costs	14,803,271	1,159,959	1,629,915	17,593,145
Operating income (loss)	$4,959,161	$1,616,356	$(1,629,915)	$4,945,602

	Three months ended March 31, 2016
	Anesthesia services	Product sales	Other	Total
Revenue	$11,436,741	$2,400,110	$-	$13,836,851
Operating costs	7,878,632	1,082,738	929,432	9,890,802
Operating income (loss)	$3,558,109	$1,317,372	$(929,432)	$3,946,049

19